Exhibit 99.1

Lombard Medical and MicroPort Scientific Corporation Announce

Strategic Partnership and Investment Agreement

Oxfordshire, UK and Shanghai, China – December 19, 2016 – Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair, and MicroPort Scientific Corporation (HK: 0853), a leading global manufacturer and marketer of a diversified portfolio of medical devices, today announced a strategic partnership and a significant infusion of capital into Lombard Medical by MicroPort. This partnership will allow Lombard Medical to accelerate commercialization in key global markets with its two key products: Aorfix™, the only stent graft to hold global approvals to treat abdominal aortic aneurysms (AAA) with aortic neck angles up to 90 degrees, and Altura®, a highly innovative stent graft that offers a simple and predictable treatment option for standard AAA anatomy.

The agreement provides MicroPort the exclusive marketing rights for Lombard Medical’s Aorfix and Altura AAA stent graft product lines in China, as well as the right to a technology license to manufacture the products for the China market. Lombard Medical and MicroPort will also enter into a component supply manufacturing agreement whereby MicroPort will manufacture in its facilities in Shanghai certain components for the Aorfix and Altura product lines. Lastly, MicroPort will also have exclusive marketing rights for both Altura and Aorfix in Brazil.

In exchange, MicroPort has invested $15 million in a combination of Lombard Medical common stock and convertible debt. MicroPort purchased $5 million in common stock at $0.62 per share representing a 29% ownership stake in Lombard Medical based on common stock currently outstanding. MicroPort will have a pro rata purchase right on future equity offerings by Lombard Medical. In addition, MicroPort was issued a 5-year $10 million unsecured promissory note bearing interest at a rate of six-month LIBOR plus 4.0% from Lombard Medical which is convertible at any time prior to maturity by MicroPort into Lombard Medical common stock at a price of $0.90 per share. Lombard Medical will also appoint two representatives of MicroPort to serve on its board of five non-executive directors.

Following the transaction, Lombard Medical will have 27,950,785 shares of common stock outstanding. Lombard Medical plans to use the proceeds of this investment for general corporate purposes.

“The strategic partnership with MicroPort benefits all Lombard stakeholders, including physicians and their patients, our employees and, of course, our shareholders. The financing provides the necessary operating capital to fund our commercial and regulatory programs aimed at accelerating adoption and utilization across Europe where Aorfix is well accepted and Altura is generating significant interest among clinicians,” Lombard Medical CEO Simon Hubbert commented. “The agreements will also provide the infrastructure, regulatory support and capital for launching our technologies into the fast-growing China endovascular market, where MicroPort has a strong track record for commercializing innovative vascular devices. In addition, we believe our planned component manufacturing collaboration will significantly reduce manufacturing costs and increase margins for both Aorfix and Altura product lines, which will ultimately improve our overall profitability.”

MicroPort Chairman and CEO Dr. Zhaohua Chang stated, “We are extremely pleased to be adding two highly differentiated products in Aorfix and Altura to our market-leading endovascular portfolio in both China and other emerging markets. We look forward to partnering with Lombard Medical to offer the premier portfolio of endovascular devices to treat patients requiring aortic artery aneurysm repair.”

About MicroPort® MicroPort Scientific Corporation is a leading medical device company with business focusing on innovating, manufacturing, and marketing high-quality and high-end medical devices globally. MicroPort maintains world-wide operations in a broad range of business segments including Cardiovascular, Orthopedic, Electrophysiological, Endovascular, Neurovascular, Surgical, Diabetes Care and Endocrinal Management, and others. MicroPort is dedicated to becoming a patient-oriented global enterprise focused on improving and reshaping patient lives through the application of innovative science and technology. For more information, please visit www.microport.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Oxfordshire, UK-based medical device company focused on the $1.8bn market for minimally invasive treatment of abdominal aortic aneurysms. The Company has global regulatory approval for Aorfix™, an endovascular stent graft that has been specifically designed to treat patients with aortic neck angulation up to 90 degrees. The Company currently markets the Altura® endograft system in Europe. Altura is an ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. For more information, please visit www.lombardmedical.com.

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide. Aorfix has a CE Mark, Japan regulatory approval, and received FDA approval in 2013.

About Altura® Endograft System

The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy. Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck. It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times. The Altura system received CE Mark in 2015. Lombard launched the device in the UK and Germany in February 2016 with a broader international rollout currently underway.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “allow,” “look forward to,” “aim,” “plan,” “should,” “will,” “provide,” “expand,” “grow” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the ability of the Company to achieve its financial and operational goals, the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc. Simon Hubbert, Chief Executive Officer William J. Kullback, Chief Financial Officer	+44 (0)1235 750 800 +1 858 750 5245
MicroPort Scientific Corporation Martin Sun, Chief Financial Officer Jonathan Chen, SVP International Operations & Investor Relations	+86 2138 954 6008 +86 2138 954 6008